Linux Gold Corp.

(An Exploration Stage Company)

Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 May 2011

Reader’s Note:

The  accompanying  consolidated  financial  statements  for  Linux  Gold  Corp.  (the  “Company”)  for  the

three  months  ended  May  31,  2011  have  been  prepared  by  management  in  accordance  with  accounting principles  generally  accepted  in  the  United  States.  These  consolidated  financial  statements,  which  are

the   responsibility   of   management,   are   unaudited   and   have   not   been   reviewed   by   the   Company’s

auditors.  Management  believes  the  consolidated  financial  statements  are  free  of  material  misstatement and present fairly, in all material respects, the financial position of the Company as at May 31, 2011 and the results of its operations and its cash flows for the three months ended May 31, 2011.

Linux Gold Corp.

(An Exploration Stage Company)

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

As at

As at

31 May

28 February

2011

2011

$

$

(Unaudited)

Assets

Current

Cash and cash equivalents

1,892

2,210

Goods and services tax receivable

1,811

5,300

Marketable securities (Note 3)

60,150

102,255

Prepaid expenses and deposits

3,615

3,738

67,468

113,503

Property and equipment (Note 4)

5,019

5,326

72,487

118,829

Liabilities

Current

Accounts payable (Note 6)

87,714

90,170

Accrued liabilities

22,700

19,500

Due to related parties (Note 7)

398,315

350,964

Current derivative liabilities (Note 12)

86,321

138,465

595,050

599,099

Stockholders’ deficit

Capital stock (Note 9)

Authorized

200,000,000 common shares without par value

Issued and outstanding

      31 May 2011 –  97,893,825 common shares

28 February 2011 –  97,893,825 common shares

13,577,849

13,573,641

Donated capital

492,615

478,566

Accumulated other comprehensive loss

-

-

Deficit, accumulated from prior operations

(7,524,145)

(7,524,145)

Deficit, accumulated during the exploration stage

(7,068,882)

(7,008,332)

(522,563)

(480,270)

72,487

118,829

Nature and Continuance of Operations (Note 1), Commitments (Note 10) and Subsequent Events (Note 13)

On behalf of the Board:

“John Robertson”

Director

“Jennifer Lorette”

Director

Linux Gold Corp.

(An Exploration Stage Company)

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in Canadian Dollars)

(Unaudited)

Cumulative from

For the

For the

inception of

Three months

Three months

exploration stage on

ended

ended

1 March 2003

31 May

31 May

to 30 May

2011

2010

2011

(Restated – Note

14)

$

$

$

General and administrative expenses

Amortization of debt issue costs

205,242

-

-

Amortization of property and equipment

30,975

307

405

Bad debt expense

84,952

-

-

Consulting and subcontracts

1,725,224

32,744

34,327

Filing and regulatory fees

172,650

575

4,303

Foreign exchange gain

(38,589)

(119)

(604)

Imputed interest (Note 7)

287,115

14,049

12,621

Interest expense

2,302,583

-

-

Management fees (Note 8)

252,250

7,500

7,500

Mineral property exploration and development costs

(Note 5)

1,920,338

-

17,926

Office, rent and telephone

746,304

10,703

8,621

Professional fees

452,143

3,200

7,812

Travel and promotion

982,726

1,630

4,647

Net loss before other items

(9,123,913)

(70,589)

(97,558)

Other items

Realized gain loss on sale of marketable security

56,146

-

2,534

Realized loss on reallocation from Accumulated

Other Comprehensive Loss

(91,303)

-

(9,220)

Impairment on available-for-sale investments

(99,942)

(42,105)

-

Fair value adjustment of derivative liabilities

1,859,254

52,144

258,947

Mineral property acquisition costs written off

(126,417)

-

-

Accounts payable written off

46,281

-

-

Income from discontinued operations

369,213

-

-

Interest income

41,799

-

-

Net income (loss) for the period

(7,068,882)

(60,550)

154,703

Basic and diluted net loss per share

(0.00)

(0.00)

Weighted average number of common shares

used in per share calculations

97,893,825

92,650,825

Comprehensive loss

Net income (loss) for the period

(7,068,882)

(60,550)

154,703

Loss realized on investments disposal transferred

to earning

91,303

-

9,220

Unrealized holding loss on available-for-sale

investments

(91,303)

-

(13,295)

Comprehensive income (loss)

(7,068,882)

(60,550)

150,628

Comprehensive loss per share

(0.00)

(0.00)

Linux Gold Corp.

(An Exploration Stage Company)

Consolidated Statements of Cash Flow

(Expressed in Canadian Dollars)

(Unaudited)

Cumulative from

For the

For the

inception of

Three months

Three months

exploration stage

ended

ended

on 1 March 2003

31 May

31 May

to 31 May

2011

2010

2011

$

$

$

Cash flows used in operating activities

Net loss for the period

(7,068,882)

(60,550)

154,703

Adjustments to reconcile loss to net cash used by

operating activities

-

Amortization of debt issue costs

205,242

-

-

Amortization of property and equipment

30,975

307

405

Receipt of marketable securities for property

(16,000)

-

-

Accretion of discount on convertible debt

2,291,794

-

-

Bad debt expense

84,952

-

-

Imputed interest

287,115

14,049

12,621

Accounts payable written off

(46,281)

-

-

Mineral property acquisition costs written off

126,417

-

-

Stock-based compensation

274,053

4,208

505

Shares issued for services

120,000

-

-

Shares issued for settlement of rent obligation

19,200

-

-

Impairment on investments

99,942

42,105

-

Fair value adjustment of derivative liabilities

(1,859,254)

(52,144)

(258,947)

Net loss on sale of marketable securities

35,157

-

6,686

Income from discontinued operations

(369,213)

-

-

Changes in operating assets and liabilities

Goods and Services Tax receivable

43,094

3,489

(1,400)

Prepaid expenses and deposits

(3,124)

123

110

Bank indebtedness

-

-

14,631

Accounts payable and accrued liabilities

(168,465)

744

1,143

Due to related parties

340,735

47,351

20,448

(5,572,543)

(318)

(49,095)

Cash flows used in investing activities

Mineral interest acquisition costs

(66,417)

-

-

Disposal (purchase) of marketable securities

(99,249)

-

25,519

Purchase of property and equipment

(35,994)

-

-

(201,660)

-

25,519

Cash flows from financing activities

Advances from related parties

16,238

-

7,068

Debt issue costs

(205,242)

-

-

Proceeds from convertible debt

2,226,251

-

-

Repayment of debt

(153,400)

-

-

Proceeds from issuance of common shares

3,921,971

-

25,900

Share subscriptions received

52,277

-

-

Share issue costs

(93,134)

-

-

5,764,961

-

32,968

Increase (decrease) in cash and cash equivalents

(9,242)

(318)

9,392

Cash and cash equivalents, beginning of period

11,134

2,210

182

Cash and cash equivalents, end of period

1,892

1,892

9,574

Supplemental Disclosures with Respect to Cash Flows (Note 11)

Linux Gold Corp.

(An Exploration Stage Company)

Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

(Expressed in Canadian Dollars)

(Unaudited)

Deficit

Accumulated

Common

Deficit

accumulate

other

Total

Shares of

stock and

accumulate     d during the

comprehensive

stockholders’

common stock

paid-in

Subscriptions

Donated     d from prior

exploration

income

equity

issued

capital

received, net

capital

operations

stage

(loss)

(deficit)

$

$

$

$

$

$

$

Balance at 29 February 2008

83,095,825

14,372,703

40,062

357,818

(7,524,145)

(7,393,686)

(60,000)

(207,248)

Common stock issued for cash

4,555,000

507,867

(40,062)

-

-

-

-

467,805

Fair value of warrants issued with common

shares

-

205,975

-

-

-

-

-

205,975

Share issue costs

-

(35,459)

-

-

-

-

-

(35,459)

Imputed interest

-

-

-

26,143

-

-

-

26,143

Unrealized holding loss on available-for-sale

investment

-

-

-

-

-

-

(208,000)

(208,000)

Net loss for the year

-

-

-

-

-

(536,201)

-

(536,201)

Balance at 28 February 2009

87,650,825

15,051,086

-

383,961

(7,524,145)

(7,929,887)

(268,000)

(286,985)

Cumulative effect related to the adoption of

ASC 815-40

-

(1,568,889)

-

-

-

1,024,134

-

(544,755)

Common stock issued for cash

5,000,000

85,277

-

-

-

-

-

85,277

Fair value of warrants issued with common

shares

-

122,235

-

-

-

-

-

122,235

Transfer derivative liabilities for warrants

issued and extended in the year

-

(283,191)

-

-

-

-

-

(283,191)

Imputed interest

-

-

-

39,069

-

-

-

39,069

Stock-based compensation

-

790

-

-

-

-

-

790

Realized loss reallocated on disposal of

investments

-

-

-

-

-

-

60,403

60,403

Marketable securities adjustment

-

-

-

-

-

-

130,910

130,910

Net loss for the year (Restated – Note 14)

-

-

-

-

-

(65,985)

-

(65,985)

Balance at 28 February 2010 (Restated – Note

14)

92,650,825

13,407,308

-

423,030

(7,524,145)      (6,971,738)

(76,687)

(742,232)

Common stock issued for cash

5,243,000

165,828

-

-

-

-

-

165,828

Fair value of warrants issued with common

shares

-

93,495

-

-

-

-

-

93,495

Transfer derivative liabilities for warrants

issued in the year

-

(93,495)

-

-

-

-

-

(93,495)

Imputed interest

-

-

-

55,536

-

-

-

55,536

Stock-based compensation

-

505

-

-

-

-

-

505

Realized loss reallocated on disposal of

investments

-

-

-

-

-

-

30,900

30,900

Marketable securities adjustment

-

-

-

-

-

-

45,787

45,787

Net loss for the period

-

-

-

-

-

(36,594)

-

(36,594)

Balance at 28 February 2011

97,893,825

13,573,641

-

478,566

(7,524,145)      (7,008,332)

-

(480,270)

Imputed interest

-

-

-

14,049

-

-

-

14,049

Stock-based compensation

-

4,208

-

-

-

-

-

4,208

Net loss for the period

-

-

-

-

-

(60,550)

-

(60,550)

Balance at 31 May 2011

97,893,825

13,577,849

-

492,615

(7,524,145)      (7,068,882)

-

(522,563)

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the Three Months Ended May 31, 2011 and 2010

(Expressed in Canadian Dollars)

(Unaudited)

1.

Nature and Continuance of Operations

Linux  Gold  Corp.  (the  “Company”)  was  incorporated  on  27  February  1979  in  Canada  under  the  British

Columbia  Company  Act  and  was  extra-provincially  registered  in  the  Province  of  Alberta  on  12  October

1995.   The  Company’s  stock  trades  on  the  Over  the  Counter  Bulletin  Board  in  the  United  States  under  the symbol “LNXGF”.

On  20  February  2003,  the  shareholders  approved  a  change  of  name  to  Linux  Gold  Corp.  and  increased  the

authorized  share  capital  to  200,000,000  common  shares  without  par  value.    The  Company  had  been

previously  pursuing  various  business  opportunities  and,  effective  1  March  2003,  the  Company  changed  its

principal  operations  to  mineral  exploration.   Accordingly,  as  of  1  March  2003,  the  Company  is  considered to be an exploration stage company.

The  Company’s  consolidated  financial  statements  as  at  31  May  2011  and  for  the  three  months  then  ended

have   been   prepared   on   a   going   concern   basis,   which   contemplates   the   realization   of   assets   and   the

settlement  of  liabilities  and  commitments  in  the  normal  course  of  business.   The  Company  has  a  loss  of

$60,550  for  the  three  months  ended  31  May  2011  (31  May  2010  –  net  income  $65,985)  and  has  a  working capital deficit of $527,582 at 31 May 2011 (28 February 2011 – $485,596).

Management  cannot  provide  assurance  that  the  Company  will  ultimately  achieve  profitable  operations  or

become  cash  flow  positive,  or  raise  additional  debt  and/or  equity  capital.   Management  believes  that  the

Company’s   capital   resources   should   be   adequate   to   continue   operating   and   maintaining   its   business

strategy.    However,  if  the  Company  is  unable  to  raise  additional  capital  in  the  near  future,  due  to  the

Company’s  liquidity  problems,  management  expects  that  the  Company  will  need  to  curtail  operations,

liquidate  assets,  seek  additional  capital  on  less  favorable  terms  and/or  pursue  other  remedial  measures.

These  consolidated  financial  statements  do  not  include  any  adjustments  related  to  the  recoverability  and classification  of  assets  or  the  amounts  and  classification  of  liabilities  that  might  be  necessary  should  the

Company be unable to continue as a going concern.

At  31  May  2011,  the  Company  has  suffered  losses  from  exploration  stage  activities  to  date.    Although

management  is  currently  seeking  additional  sources  of  equity  or  debt  financing,  there  is  no  assurance  these

activities  will  be  successful.    These  factors  raise  substantial  doubt  about  the  ability  of  the  Company  to

continue  as  a  going  concern.   The  consolidated  financial  statements  do  not  include  any  adjustments  that might result from the outcome of this uncertainty.

2.

Basis of Presentation

The accompanying unaudited interim consolidated financial statements of the Company  have been prepared in  accordance  with  accounting  principles  generally  accepted  in  the  United  States  of  America  and  the  rules

of   the   Securities   and   Exchange   Commission,   and   should   be   read   in   conjunction   with   the   audited

consolidated  financial  statements  and  notes  thereto  for  the  year  ended  28  February  2011  filed  on  SEDAR

and   Form   20F   with   the   SEC.   In   the   opinion   of   management,   the   accompanying   unaudited   interim

consolidated   financial   statements   reflect   all   adjustments,   consisting   of   normal   recurring   adjustments,

necessary  to  present  fairly  the  financial  position  and  the  results  of  operations  for  the  interim  period presented herein. The results of operations for interim periods are not necessarily  indicative of the results to be  expected  for  the  full  year  or  for  any  future  period.  Notes  to  the  financial  statements  which  would substantially duplicate the disclosure contained in the audited financial statements for fiscal 2011 have been omitted.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the Three Months Ended May 31, 2011 and 2010

(Expressed in Canadian Dollars)

(Unaudited)

3.

Marketable Securities

31 May 2011

28 February 2011

Cost

Fair value

Cost

Fair value

$

$

$

$

601,500 (28 February 2011 –

601,500) common shares of Teryl

Resources Corp.

160,092

60,150

160,092

102,255

During the three months ended 31 May 2011 nil shares of Teryl Resources Corp. were sold.

During  the  three  months  ended  31  May  2010  a  total  of  121,000  shares  of  Teryl  Resources  Corp.  were  sold at  prices  ranging  from  $0.215  to  $0.235  for  total  proceeds  of  $25,518  with  average  cost  of  $32,205  and average carrying value of $22,990.

4.

Property and Equipment

Net book value

Accumulated

31 May

28 February

Cost

Amortization

2011

2011

$

$

$

$

Office furniture

11,194

7,678

3,516

3,701

Vehicle

15,531

14,028

1,503

1,625

26,725

21,706

5,019

5,326

During  the  three  months  ended  31  May,  2011,  total  additions  to  property,  plant  and  equipment  were  $nil

(2011 - $nil).

5.

Mineral Properties

Alaska Mineral Properties

Dime Creek Property

The  Company  has  a  total  of  12  mining  claims  in  Dime  Creek,  which  are  located  near  Nome  in  the  State  of

Alaska.

Livengood Property

The  Company  has  a  total  of  13  mining  claims  located  in  the  Livengood-Tolovana  Mining  District,  Alaska,

USA, known as the Livengood Claims.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the Three Months Ended May 31, 2011 and 2010

(Expressed in Canadian Dollars)

(Unaudited)

5.

Mineral Properties (continued)

Fish Creek Property

The Company  has a 50% joint lease interest in 30 claims located in the Fairbanks Mining Division, Alaska,

USA,  known  as  the  Fish  Creek  Claims.   During  fiscal  2003,  the  Company  optioned  its  50%  interest  in  the

lease  to  Teryl  Resources  Corp.  (“Teryl”),  a  related  company  (Note  8).   Under  the  terms  of  the  agreement,

Teryl issued 200,000 common shares to the Company  at  a  fair  value  of  $80,000  and  must  expend  $500,000 over three years.

The  Company  retained  a  5%  net  royalty  interest,  until  US$2,000,000  has  been  received,  and  may  convert

into  a  25%  working  interest.   The  Company  entered  into  an  amending  agreement  with  Teryl  to  extend  the term  of  the  original  agreement  until  7  March  2007,  in  which  Teryl  issued  100,000  common  shares  to  the

Company,  and  also  agreed  to  expend  a  minimum  of  US$500,000  within  two  years  from  the  date  of  that

amending agreement.   All other terms of the original  agreement remain  the  same.   During  March,  2011,  the

Company  entered  into  a  further  agreement  with  Teryl  to  extend  the  term  of  the  original  agreement  until

5 March 2012.

Trout Claims

On January  27, 2010 the Company  entered into a mining agreement with the 100% owner (the “Owner”) of eleven  mining  claims  named  Trout  Claims  located  in  the  Fairbanks  Recording  District,  Alaska,  for  an

option  to  execute  a  five  year  lease.  In  accordance  with  the  mining  agreement,  upon  payment  of  US$7,500

(paid)  to  the  Owner  the  Company  obtained  the  option  to  execute  the  five  year  lease.  The  terms  of  the  lease option are as follows:

−      Initial non-refundable payment of US$1,500 at signing of the lease agreement (paid);

−      Annual work commitment of US$10,000;

−      Consideration to the Owner on August 1 of each of the five years:

▪     2011: Cash payment of US$5,000

▪     2012: Cash payment of US$10,000

▪     2013: Cash payment of US$15,000 and issuance of 10,000 common shares of the Company

▪     2014: Cash payment of US$15,000 and issuance of 50,000 common shares of the Company

▪     2015: Cash payment of US$500,000 and issuance of the Company’s common shares valued at US$500,000 to a maximum of one million shares and granting of 4% Net Smelter Return to the Owner in exchange for 100% ownership in Trout Claims

Coho Claims

On January  27, 2010 the Company  entered into a mining agreement with the 100% owner (the “Owner”) of ten mining claims named Coho Claims located in the Fairbanks Recording District, Alaska, for an option to execute  a  five  year  lease.  In  accordance  with  the  mining  agreement,  upon  payment  of  US$7,500  (paid)  to the Owner the Company obtained the option to execute the five year lease. The terms of the lease option are as follows:

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the Three Months Ended May 31, 2011 and 2010

(Expressed in Canadian Dollars)

(Unaudited)

5.

Mineral Properties (continued)

Coho Claims (continued)

−      Initial non-refundable payment of US$1,500 at signing of the lease agreement (paid);

−      Annual work commitment of US$10,000;

−      Consideration to the Owner on August 1 of each of the five years:

▪     2011: Cash payment of US$5,000

▪     2012: Cash payment of US$10,000

▪     2013: Cash payment of US$15,000 and issuance of 10,000 common shares of the Company

▪     2014: Cash payment of US$15,000 and issuance of 50,000 common shares of the Company

▪     2015: Cash payment of US$500,000 and issuance of the Company’s common shares valued at US$500,000 to a maximum of one million shares and granting of 4% Net Smelter Return to the Owner in exchange for 100% ownership in Coho Claims

The  following  is  a  summary  of  mineral  property  expenditures  related  to  the  Alaska  Mineral  Properties  for years ended February 28, 2011, 2010 and 2009:

For the Year Ended

For the Year Ended

For the Year Ended

February 28, 2011

February 28, 2010

February 28, 2009

$

$

$

Exploration and development costs

Assaying

16,046

1,910

363

Field supplies and other

-212

-

Geological consulting

3,041

7,837

14,121

Staking and recording fees

35,189

41,016

47,401

Transportation

-    -

-

54,276

50,975

61,885

During  the  three  months  ended  31  May  2011  the  Company  incurred  $nil  mineral  property  expenditures related to the Alaska Mineral Properties.

6.

Accounts Payable

Accounts payable are non-interest bearing, unsecured and have settlement dates within one year.

7.

Due to Related Parties

Amounts  due  to  related  parties  are  unsecured,  non-interest  bearing  and  have  no  fixed  terms  of  repayment.

During  the  three  months  ended  31  May  2011,  imputed  interest  at  15%,  totalling  $14,049  (2011  -  $12,621)

was  charged  to  operations  and  treated  as  donated  capital  (Note  11).   As  at  31  May  2011,  amounts  due  to

related  parties  consist  of  advances  or  repayments  to  the  President,  Chief  Executive  Officer  (“CEO”)  and

shareholder  of  the  Company  and/or  companies  controlled  by  the  President,  CEO  and  shareholder  of  the

Company.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the Three Months Ended May 31, 2011 and 2010

(Expressed in Canadian Dollars)

(Unaudited)

7.

Due to Related Parties (continued)

February 28,

Advances

May 31,

2011

(repayments)

2011

$

$

$

JGR Petroleum, Inc.

116,977

-

116,977

John Robertson

10,290

-

10,290

KLR Petroleum Ltd.

22,713

39,851

62,564

SMR Investments Ltd.

81,450

7,500

88,950

Teryl Resources Corp.

119,534

-

119,534

350,964

47,351

398,315

8.

Related Party Transactions

Pursuant  to  a  management  services  agreement,  during  the  three  months  ended  31  May  2011  the  Company accrued  management  fees  of  $7,500  (2011  -  $7,500)  to  a  company  of  which  the  President  of  the  Company

is  a  director.   At  31  May  2011,  the  Company  had  an  outstanding  balance  of  $88,950  (28  February  2011  -

$81,450) owed to this related party.

During  the  three  months  ended  31  May  2011,  the  Company  paid  or  accrued  investor  relations  fees  of  $nil

(2011 - $2,500) to a company related to the Company by way of a common director.

During  the  three  months  ended  31  May  2011,  the  Company  incurred  consulting  fees  of  $3,600  (2011  -

$4,219) to a company where the President of the Company is a director.

The  Company  had  certain  mineral  property  transactions  and  a  joint  venture  agreement  with  related  parties

(Note 5).

Related party transactions incurred during the normal course of the Company’s operations and are measured at the exchange amount, which is the amount agreed between the related parties.

9.

Capital Stock

Authorized

The Company’s authorized capital is 200,000,000 common shares without par value.

Issued and outstanding

The total issued and outstanding capital stock is 97,893,825 common shares without par value.

On  November  9,  2010  the  Company  issued  2,473,000  units  pursuant  to  a  private  placement  at  a  price  of

US$0.05  per  unit  for  gross  proceeds  of  $126,377  (US$123,650).   Each  unit  consists  of  one  common  share

and  one  share  purchase  warrant,  with  each  warrant  entitling  the  holder  to  purchase  one  share  at  an  exercise price  of  US$0.075  per  share  for  a  one  year  term  expiring  from  date  of  closing.  The  Company  allocated

$84,480 to the common shares and $41,897 to the share purchase warrants based on the relative fair values.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the Three Months Ended May 31, 2011 and 2010

(Expressed in Canadian Dollars)

(Unaudited)

9.

Capital Stock (continued)

Issued and outstanding

On  December  6,  2010  the  Company  issued  2,770,000  units  pursuant  to  a  private  placement  at  a  price  of

US$0.05  per  unit  for  gross  proceeds  of  $141,433  (US$138,500).   Each  unit  consists  of  one  common  share

and  one  share  purchase  warrant,  with  each  warrant  entitling  the  holder  to  purchase  one  share  at  an  exercise price  of  US$0.075  per  share  for  a  one  year  term  expiring  from  date  of  closing.  The  Company  allocated

$89,835 to the common shares and $51,598 to the share purchase warrants based on the relative fair values.

Warrants

The following share purchase warrants were outstanding at 31 May 2011:

Number

Remaining

Expiry date

Exercise price

of warrants

contractual life

US$

(years)

June 28, 2011*

0.20

3,125,000

0.08

October 19, 2011

0.075/0.10

5,000,000

0.38

November 9,

0.075

2,473,000

2011

0.45

December 6, 2011

0.075

2,770,000

0.52

13,368,000

0.35

*  These  warrants  were  issued  with  a  private  placement  financing  during  May  2006.  These  warrants  were subject  to  a  price  adjustment  clause  whereby  any  future  equity  financing  at  a  share  price  less  than  the exercise  price  of  the  warrants  would  result  in  the  re-pricing  of  the  warrants  exercise  price  to  equal  the share price of the financing and additional warrants would be issued so that the aggregate exercise price of

the   re-priced   warrants   would   equal   the   aggregate   exercise   price   of   the   originally   issued   warrants.

Subsequent to 31 May 2011 these warrants expired.

The  following  is  a  summary  of  the  Company’s  warrant  activities  during  the  three  months  ended  31  May,

2011:

Weighted

Number of

average

warrants

exercise price

US$

Outstanding and exercisable at 28 February  2011

22,643,000

0.16

Expired

(9,275,000)

0.20

Outstanding and exercisable at 31 May 2011

13,368,000

0.13

Weighted average fair value of warrants issued

during the year

-

-

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the Three Months Ended May 31, 2011 and 2010

(Expressed in Canadian Dollars)

(Unaudited)

9.

Capital Stock (continued)

Stock Options

The  Company  has  a  stock  option  plan  to  issue  up  to  10%  of  the  issued  common  shares  to  certain  directors

and  employees.   All  options  granted  under  the  plan  vest  upon  date  of  grant  and  are  subject  to  the  following exercise schedule:

i)

Up  to  25%  of  the  options  may  be  exercised  at  any  time  during  the  term  of  the  option  (the  “First

Exercise”);

ii)

The  second  25%  of  the  options  may  be  exercised  at  any  time  after  90  days  from  the  date  of  the  First

Exercise (the “Second Exercise”);

iii)      The  third  25%  of  the  options  may  be  exercised  at  any  time  after  90  days  from  the  date  of  the  Second

Exercise (the “Third Exercise”); and

iv)      The  fourth  and  final  25%  of  the  options  may  be  exercised  at  any  time  after  90  days  from  the  date  of the Third Exercise.

On  April  19,  2010  the  Company  granted  to  a  consultant  of  the  Company  50,000  stock  options  exercisable into the Company’s common shares at a price of $0.10 per share for five years expiring April 19, 2015.

On  April  14,  2011  the  Company  granted  to  two  directors  and  an  officer  of  the  Company  a  total  of  400,000 stock  options  exercisable  into  the  Company’s  common  shares  at  a  price  of  $0.10  per  share  for  five  years expiring April 14, 2016.

During  the  three  months  ended  31  May  2011,  the  Company  recorded  stock-based  compensation  of  $4,208

(2011 - $505) for options vested.

The following stock options were outstanding and exercisable at 31 May 2011:

Number

Number of

Remaining

Exercise

of options

options

contractual

Expiry date

price

outstanding

exercisable

life

US$

(years)

August 9, 2011

0.35

1,500,000

375,000

0.19

November 2, 2011

0.25

25,000

6,250

0.42

December 8, 2011

0.25

50,000

12,500

0.52

November 7, 2012

0.31

50,000

12,500

1.44

February 21, 2013

0.10

1,525,000

381,250

1.73

April 22, 2014

0.10

75,000

18,750

2.89

December 18, 2014

0.10

25,000

6,250

3.56

April 19, 2015

0.10

50,000

12,500

3.89

April 14, 2016

0.10

400,000

100,000

4.88

3,700,000

925,000

1.48

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the Three Months Ended May 31, 2011 and 2010

(Expressed in Canadian Dollars)

(Unaudited)

9.

Capital Stock (continued)

Stock Options (continued)

The  following  is  a  summary  of  the  Company’s  stock  option  activities  during  the  three  months  ended  31

May 2011:

Weighted

Number of

average

options

exercise price

US$

Outstanding at February 28, 2011

3,300,000

0.22

Granted

400,000

0.10

Outstanding at May 31, 2011

3,700,000

Exercisable at May 31, 2011

925,000

0.21

Weighted average fair value of stock options granted during the period

0.04

The  fair  value  of  each  option  granted  was  estimated  on  the  date  of  the  grant  or  modification  using  the

Black-Scholes pricing model with the following assumptions:

For the

For the

Three months

Three months

ended

ended

31 May,

31 May,

2011

2010

Risk free interest rate

2.43%

2.22%

Expected life

5 years

5 years

Annualized volatility

138.96%

98.81%

Expected dividends

-

-

Option  pricing  models  require  the  input  of  highly  subjective  assumptions  including  the  expected  price

volatility.   Changes  in  the  subjective  input  assumptions  can  materially  affect  the  fair  value  estimate,  and therefore  the  existing  models  do  not  necessarily  provide  a  reliable  single  measure  of  the  fair  value  of  the

Company’s stock options.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the Three Months Ended May 31, 2011 and 2010

(Expressed in Canadian Dollars)

(Unaudited)

10.     Commitments

On September 17, 2009 the Company entered into an office rent agreement for the duration of November 1,

2009  to  October  31,  2010  at  monthly  rate  of  $3,355.  The  Company  shares  the  office  space  and  rent  fees equally  with  two  related  parties.  The  agreement  is  renewed  for  one  year  at  $3,690  per  month  for  the duration of November 1, 2010 to October 31, 2011.

11.     Supplemental Disclosures With Respect to Cash Flows

Cumulative from

inception of

For the

exploration stage on

three months

For the year

For the

1 March 2003 to

ended

ended

year ended

May 31,

May 31,

February 28,

February 28,

2011

2011

2011

2010

$

$

$

$

Cash paid during the year for

interest

-

-

--

Cash paid during the year for

income taxes

-

-

--

During  the  three  months  ended  31  May  2011,  imputed  interest  at  15%  per  annum  totalling  $14,049  (2011  -

$12,621)  on  amounts  due  to  related  parties  was  charged  to  operations  and  treated  as  donated  capital  (Note

7).

12.     Derivative Liabilities

Derivate  liabilities  consist  of  warrants  that  were  originally  issued  in  private  placements  that  have  exercise

prices   denominated   in   United   States   dollars,   which   differs   from   the   Company’s   functional   currency

(Canadian  dollars)  (Note  14).  The  fair  value  of  these  warrants  as  at  31  May  2011  is  $86,321  (28  February

2011  -  $138,465).  The  fair  value  of  warrants  as  at  31  May  2011  was  determined  using  the  Black-Scholes warrant  pricing  model  using  the  following  weighted  average  assumptions:  risk  free  interest  rate  of  0.90%  -

1.04%  (28  February  2011:  1.00%-1.27%),  expected  life  of  0.08  year  -  0.52  year  (28  February  2011:  0.19 year  -  0.77  year),  volatility  of  167.14%  -  221.00%  (28  February  2011:  167.66%)  and  expected  dividend  of

0% (28 February 2011: 0%).

13.     Subsequent Events

Warrants Expired

As of the issuance date of these consolidated financial statements, 3,125,000 warrants with exercise prices of $0.20 expired, unexercised.

The Company has evaluated subsequent events through the date of these consolidated financial statements were issued in accordance with FASB ASC 855 and all material subsequent events have been disclosed as stated above.

Linux Gold Corp.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the Three Months Ended May 31, 2011 and 2010

(Expressed in Canadian Dollars)

(Unaudited)

14.     Restatement

The  consolidated  financial  statements  for  the  three  months  ended  31  May  2011  have  been  restated  to account for the accounting  for  warrants  that  were  issued  in  connection  with  a  previous  private  placement.

The  exercise  price  of  these  warrants  is  denominated  in  United  States  dollars,  which  differs  from  the

Company’s  functional  currency  (Canadian  dollars)  and  therefore  these  warrants  cannot  be  considered  to be indexed to the Company’s own stock. Accordingly the fair value of the warrants must be accounted for as a derivative liability with changes in fair value recorded in the consolidated statement of operations.

The  effect  of  the  resulting  adjustments  on  the  company’s  consolidated  financial  statements  for  the  three months ended May 31, 2010 is as follows:

As

previously

Adjustment     As Restated

reported

Consolidated   Balance   Sheet   as   at   May   31,

2010

Current derivative liabilities

$

-     $

77,893      $

77,893

Non-current derivative liabilities

-

147,518

147,518

Capital stock

15,259,893      (1,852,080)

13,407,813

Deficit,   accumulated   during   the   exploration

(8,443,704)

258,947

(8,184,757)

stage

Consolidated   Statement   of   Operations   and

Comprehensive   Loss   for   the   three   months

ended May 31, 2010

Fair value adjustment of derivative liabilities

-

(258,947)

(258,947)

Net income (loss)

(104,244)

258,947

154,703

Income (loss) per share

(0.00)

0.00

0.00

The  fair  value  adjustment  on  derivative  liabilities  has  no  effect  on  the  Company’s  consolidated  statement of cash flows for the three months end May 31, 2010.